

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Yongjin Chen
Chief Executive Officer
AI Transportation Acquisition Corp
10 East 53rd Street, Suite 3001
New York, NY 10022

>   **Re: AI Transportation Acquisition Corp**
>   **Amended Registration Statement on Form S-1**
>   **Filed September 1, 2023**
>   **File No. 333-270558**

Dear Yongjin Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments is to our comment issued August 14, 2023.

Amended Registration Statement on Form S-1

Cover Page

1.   We partially reissue prior comment 1. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

General

2.   Please re-file all exhibits that were revised as a result of the revision to the units. For instance, Exhibit 4.1 still refers to the unit as consisting of one ordinary share, 3/4 of a redeemable warrant and a right to receive 1/10 of an ordinary share.

    You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Deborrah Klis, Esq.